SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 17)

                               G&K SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    361268105
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))



------------------------
| CUSIP No. 361268105  |
------------------------

1.       Name of Reporting Person and I.R.S. Identification No.:
         RICHARD FINK                               ####-##-####

2.       Member of a Group: (a) ________  (b) ________

3.       SEC USE ONLY:

4.       Citizenship or Place of Organization:  U.S.A.

5.       Sole Voting Power:  1,514,727

6.       Shared Voting Power: --  163,759

7.       Sole Dispositive Power:  1,514,727

8.       Shared Dispositive Power: --  163,759

9.       Aggregate Amount Beneficially Owned by each Reporting Person:
         1,678,486

10.      Check Box if the Aggregate Amount in Row 9 excludes Certain Shares:  X

11.      Percent of Class Represented by Amount in Row 9:  8.2%

12.      Type of Reporting Person:  IN


Item 1(a)
and (b)               NAME AND ADDRESS OF ISSUER:
                      G&K Services, Inc.
                      505 N. Highway 169
                      Minneapolis, MN 55441


Item 2(a)             NAME OF PERSON FILING:  Richard Fink



Item 2(b)             ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                         RESIDENCE:
                      505 N. Highway 169
                      Minneapolis, MN 55441


Item 2(c)             CITIZENSHIP:  U.S.A.



Item 2(d)             TITLE OF CLASS OF SECURITIES:  Common Stock



Item 2(e)             CUSIP NUMBER:  361268105



Item 3                THIS STATEMENT IS NOT FILED PURSUANT TO RULES 13D-1(b)
                         OR 13d-2(b).


Item 4(a)             AMOUNT BENEFICIALLY OWNED:

                       1,678,486 shares at December 31, 1995.

Item 4(b)             PERCENT OF CLASS:

                      8.2% percent pursuant to Rule 13d-3(c).


Item 4(c)             NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                      (1)     Sole power to vote or to direct the vote 1,514,727
                      (2)     Shared power to vote or to direct the vote 163,759
                      (3)     Sole power to dispose or to direct the disposition
                                of 1,514,727
                      (4)     Shared power to dispose or to direct the
                                disposition of 163,759

Item 5                OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      Not Applicable

Item 6                OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                        ANOTHER PERSON.

                      Not Applicable

Item 7                IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                        WHICH ACQUIRED THE SECURITY
                      BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not Applicable

Item 8                IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      Not Applicable

Item 9                NOTICE OF DISSOLUTION OF GROUP.

                      Not Applicable

Item 10               CERTIFICATION.

                      Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date                  Janaury 29, 1996.                      /s/ Richard Fink
                                                                 Richard Fink


                                    EXHIBIT A

                            To Form 13G (Individual)

         The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."


Record Owner's Relationship             Record Owner's            Number
    to Reporting Person                Type of Ownership         of Shares
    -------------------                -----------------         ---------
      Reporting Person                   Indirect (1)            116,130 (2)

      Reporting Person                   Indirect (3)             47,269 (2)

      Spouse                             Indirect                  8,850


(1)  As Co-Trustee of the David Robert Fink 1992 Trust.
(2)  Included in the 1,678,486 shares reported in Item 4(a).
(3)  As Co-Trustee of the Israel D. Fink Trust.